## AFFLIATE WHITE LABE SOFTWARE LICENSING AGREEMENT

THIS AGREEMENT ("the **Agreement**") is made and entered into as of the 12th day of April, 2010 (the "**Effective Date**"), by and between Triple 8 Limited, a company incorporated under the laws of Cyprus, located at 31 Evagoras Avenue, Evagoras Complex, 2<sup>nd</sup> floor, Office 24, Nicosia, P.C. 1066, Cyprus ("**Broker**") and Forex International trading Corp, a company incorporated under the laws of Nevada located at 1618 North Fairfax, Los Angeles, CA 90048 ("**WL**") (each a "**Party**" and together the "**Parties**").

**WHEREAS**, Broker is in the business of operating a Forex Trading platform on the internet; and

**WHEREAS**, the WL is in the business of operating, marketing and recruitment of Forex End Users; and

**WHEREAS**, the parties wish to set out the terms upon which WL shall introduce End Users using the Broker software;

**NOW THEREFORE**, for good and valuable consideration the parties, intending to be legally bound, hereby agree as follows:

### 1. Definitions

In this Agreement, the following terms shall have the corresponding meaning:

"**Business Day**" means any day other than a Saturday, Sunday.

"**Confidential Information**" Shall include, but shall not be limited to, any and all information associated with the other Party's business and not publicly known, including, the contents of this Agreement, specific trading information, technical processes and formulas, source codes, customer lists, prospective customer lists, names, addresses and other information regarding customers and prospective customers, product designs, sales, costs, and other unpublished financial information, business plans and marketing data, is confidential and proprietary information, whether or not marked as confidential or proprietary.

"**End Users**" means end users who contacted the WL or were contacted by the WL, whether through the WL Website or by phone and wish to perform Forex Trading through the Broker's Forex Trading Platform.

"**Forex Trading**" means trading in foreign currency

"**Forex Trading Platform**" means the platform provided by the Broker to perform Forex Trading

"**WL Website**" the website of the WL to be developed

"**Monthly Volume**" means the sum of all Transactions Volumes generated by End Users (as defined herein) in one calendar month.

"**Transaction Volume**" means the transactions sizes (in Base Currency) multiplied by the Base To USD Exchange Rate.

"**Base To USD Exchange Rate**" means the Midrate for the conversion of the Base Currency to USD.

"**Midrate**" means the average of the Ask Price and the Bid Price for a given Currency Pair.

"**Ask Price**" means the currency exchange rate at which the Broker will sell a Base Currency (to the End User) in exchange for a Non-Base Currency.

"**Bid Price**" means the currency exchange rate at which the Broker will buy a Base Currency (to the End User) in exchange for a Non-Base Currency.

"**Currency Pair**" means the combination of Base Currency and Non-Base Currency.

"**Base Currency**" means the currency of the fixed amount being bought or sold in the transaction.

"**Non-Base Currency**" means the currency of the counter amount being transacted in the transaction.

## 2. Scope of Service and Procedures

2.1    As the WL is register IB (via its employee), which is NOT entitle to hold funds of its clients, the WL shall introduce End Users to the Broker in order to make such End Users to become the Broker's customers (the "**Introduction**") all in accordance with the specifications listed in **Appendix A**. The Introduction shall be limited to certain territories as defined under Territory in **Appendix A**.

2.2    The following shall not be considered as Introductions: (i) introduction of an End User which is already a customer of the Broker; (ii) If a Service Agreement (as defined below) is not signed between the End User and the Broker for any reason whatsoever; (iii) Introduction which was based on information provided by WL to the Broker which was not accurate or untrue; (iv) Introduction that has not resulted in any Forex Trading activities by such End User for a period of 6 months as of the date of introduction.

2.3    The Broker may, at its sole discretion choose to engage such End User or to refuse to engage with such End User introduced by the WL.

2.4    The Introduction shall be completed upon the written approval by the Broker to the WL of an execution of a service agreement between such End User and the Broker ("**Service Agreement**") and as of this stage the End User shall be the customer of the Broker.

2.5    As of the date of execution of a Service Agreement, the WL shall not be related in any form or way to the End User and shall not receive any requests or demands to perform Forex Trading from such End Users. Furthermore, the WL shall not make a personal visit or oral communication to the End Users.

2.6    The WL Website will be created by the Broker in accordance to the design agreed upon between the Parties and against a consideration as defined under Setup Fee in **Appendix A**. The Setup Fee will be paid in full upon launching of the system. 50% of the Setup Fee will be paid back to the WL upon crossing an aggregated P&L of $100,000 US

2.7    The WL undertakes that any and all information that WL will provide to the Broker concerning any End User during the introduction of the End User shall be accurate and reliable and shall not contain any false data. WL shall provide the Broker with any information required immediately upon demand about End User so that Broker may asses credentials and comply with any and all anti money laundering requirements regarding money traffic. WL warrants the authenticity and enforceability of all End Users forms, contracts, orders, documents, certificates or signatures relating to End Users accounts and transactions. WL shall promptly inform Broker of any information known to WL related to End Users that could reasonably lead to a claim, demand or liability of or against the Broker by any third party.

2.8      Under no circumstances shall WL promote or market any other internet entity involved in Forex Trading other than the Broker, unless the WL will develop its own platform.

### 3. Fees and Payments

3.1      As consideration for the Introduction, the Broker shall pay the WL in accordance with the payment terms and amounts listed in **Exhibit B.**

3.2      WL shall bear all costs and expenses for Introduction activities.

### 4. 3<sup>rd</sup> Level IBs.

In addition to its activities described herein, WL may also identify for the Broker other marketing organizations and/or website owners and/or operators that may become introducing brokers ("**IB**") of the Broker ("**Prospective IB**"), subject to the terms and conditions set forth herein. In the event that a Prospective IB becomes an introducing broker of the Broker by means of introduction by the WL, Prospective IB must fully accept and comply with the terms of this Agreement. WL shall provide the Broker with any information required immediately upon demand about Prospective IB so that the Broker may asses credentials and comply with any and all anti money laundering requirements regarding money traffic. The consideration for such identification, WL shall be entitled to receive as listed in Exhibit A.

### 5. Use of Broker Marks

During the term of this Agreement, the Broker hereby grants to WL a limited, revocable, non-exclusive and non-transferable license to display the Broker's name and logo (the "**Broker Marks**") in the WL Website. The WL acknowledges and agrees that: (a) it will use the Broker Marks only as permitted hereunder; (b) it will use the Broker Marks in a lawful manner and in strict compliance with all format(s), guidelines, standards and other requirements prescribed by the Broker; (c) the Broker Marks are and shall remain the sole property of the Broker; (d) nothing in this Agreement shall confer in WL any right of ownership in the Broker Marks and all use thereof by WL shall inure to the benefit of the Broker; and (e) The WL shall not, now or in the future, contest the validity of any Broker Mark or use any term or mark confusingly similar to any Broker Mark.

### 6. Representations and Warranties

The WL represents and warrants as follows:

6.1      That it has power to enter into and perform this Agreement according to its terms and will, upon request, produce to the Broker such board resolutions or other documentation that the Broker may reasonably request.

6.2      That it is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation;

6.3      That it shall act in accordance with the terms hereof and all applicable laws, rules and regulations of government bodies, foreign or domestic and shall not violate or infringe the rights of any third parties;

6.4      That all of the End Users have any and all necessary approvals needed by any applicable law in order to permit such End Users to commence Forex Trading;

### 7. Proprietary Rights of the Broker.



As between WL and the Broker, all software, documentation, hardware, equipment, devices, templates, tools, documents, processes, methodologies, know-how, websites, and any additional intellectual or other property used by or on behalf of the Broker or otherwise related to the Broker's Forex Trading Platform, together with all copyrights, trademarks, patents, trade secrets and any other proprietary rights inherent therein and appurtenant thereto (collectively, "**Broker Property**") shall be and remain the sole and exclusive property of the Broker. To the extent, if any, that ownership of any Broker Property does not automatically vest in the Broker by virtue of this Agreement, or otherwise, WL hereby transfers and assigns to the Broker, upon the creation thereof, all rights, title and interest WL may have in and to such Broker Property, including the right to sue and recover for past, present and future violations thereof.

### 8. Confidential Information

Each Party agrees to use the other Party's Confidential Information solely as necessary for performing its obligations hereunder. Each Party agrees that it shall take all reasonable steps, at least substantially equivalent to the steps it takes to protect its own proprietary information, to prevent the duplication, disclosure or use of any such Confidential Information, other than (a) by or to its employees, agents and subcontractors who must have access to such Confidential Information to perform such Party's obligations hereunder, who each shall treat such Confidential Information as provided herein; or (b) as required by any law, regulation, or order of any court of proper jurisdiction over the Parties and the subject matter contained in this Agreement. Confidential Information shall not include any information which is: (i) in the public domain, or is already known by or in the possession of the non-disclosing Party, at the time of disclosure of such information; (ii) is independently developed by the non-disclosing Party without breaching any provisions of this Agreement; or (iii) is thereafter rightly obtained by the non-disclosing Party from a source other than the disclosing Party without breaching any provision of this Agreement:

### 9. Indemnification

The WL shall, as a primary obligation, indemnify and hold harmless the Broker, its directors, officers, employees and affiliates from and against any and all liabilities, claims, demands, proceedings, costs, damages, expenses (including legal fees) and penalties whatsoever (collectively, "**Claim(s)**") against the Broker arising out of or in connection with this Agreement, including without limitations any Claims made by End Users as a result of WL's negligence or intentional misconduct; provided, however, that (1) the Broker shall have given the WL prompt written notice of such Claim; (2) the Broker shall reasonably cooperate with the WL in the defense and settlement thereof at WL's expense; and (3) WL shall have sole control of the defense of such claim, suit, demand, or action and the settlement or compromise thereof.

### 10. Term and Termination

10.1     Initial Term. Unless terminated earlier in accordance with the provisions hereof, this Agreement shall commence as of the Commencement Date as defined in **Appendix A**, and shall be in effect for a period of one year (the "**Term**"). This Agreement shall be automatically renewed for additional one (1) year periods, unless otherwise terminated.

10.2     Termination.

10.2.1 Either Party may terminate this Agreement at any time without notice in the event that (i) the other Party should become insolvent or upon a filing of a request for the appointment of a trustee, liquidator or receiver for such Party or such similar action; or (ii) if the other Party is in breach of a material provision herein and the breaching Party does not cure such breach within fourteen (14) days.

10.2.2 Parties may terminate this Agreement, for any reason, upon not less than thirty (30) days' prior notice.

 

10.2.3 Effect of Expiration or Termination. Upon the expiration or termination of this Agreement for any reason, the receiving Party will, at the disclosing Party's option, return or destroy any and all Confidential Information including all documentation.

10.2.4 Termination due to unmet Minimums. In the event that WL does not meet the Minimum Users Number or Minimum Volume requirements as defined in section **Error! Reference source not found.**, this Agreement may be terminated by the Broker upon thirty (30) days prior notice and the WL Website including all related content and trademarks will remain at the ownership of Broker. In this case WL will have no rights for the WL Website whatsoever.

## 11 Disclaimer of Warranty.

BROKER MAKES NO WARRANTIES HEREUNDER, AND BROKER EXPRESSLY DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED. WITHOUT LIMITING THE FOREGOING, BROKER FURTHER DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, THAT THE FOREX TRADING PLATFORM DO NOT INFRINGE OR OTHERWISE VIOLATE ANY INTELLECTUAL PROPERTY OR OTHER PROPRIETARY RIGHT OF ANY THIRD PARTY IN ANY JURISDICTION THE WL UNDERSTANDS AND AGREES THAT THE PLATFORMS MAY NOT SATISFY ALL OF THE END USERS REQUIREMENTS AND MAY NOT BE UNINTERRUPTED OR ERROR-FREE.

## 12 Limitation of Liability

BROKER SHALL HAVE NO LIABILITY WITH RESPECT TO THE FOREX TRADING PLATFORM OR ITS OBLIGATIONS UNDER THIS AGREEMENT OR OTHERWISE FOR ANY INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES EVEN IF BROKER HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN ANY EVENT, BROKER'S LIABILITY TO WL UNDER THIS AGREEMENT FOR ANY REASON WILL BE LIMITED TO THE AMOUNTS PAID TO WL BY THE BROKER DURING THE SIX (6) MONTH PERIOD IMMEDIATELY PRECEDING THE EVENT GIVING RISE TO THE CLAIM FOR DAMAGES. THIS LIMITATION APPLIES TO ALL CAUSES OF ACTION IN THE AGGREGATE, INCLUDING, BUT NOT LIMITED TO, BREACH OF CONTRACT, BREACH OF WARRANTY, NEGLIGENCE, STRICT LIABILITY, MISREPRESENTATIONS, AND OTHER TORTS

## 13 Miscellaneous Provisions

13.1 Independent Contractor Status. Each Party shall be and act as an independent contractor and not as partner, joint venture or agent of the other, and nothing herein shall be construed as creating a partnership, joint venture or agency relationship. In performing the obligations contained in this Agreement, Each Party shall have exclusive control over the means, methods and details of meeting the respective obligations for which each is responsible hereunder, and at all times shall be acting in their capacity as an independent contractor and not as an employee or agent of the other Party.

13.2 Assignment. WL may not assign or transfer their rights or obligations under this Agreement to any third party without the express written permission of the other Party, which permission will not be unreasonably withheld. A change of ownership of a Party's shares will not be considered an assignment of its rights and obligations hereunder. Broker may assign or transfer its rights under this Agreement to any third party

13.3 Governing Law; Dispute Resolution This Agreement shall be governed in all respects by, and interpreted in accordance with the laws of England excluding its conflict of law's provisions. All disputes and differences arising out of or relating to this Agreement or to its interpretation, shall be brought exclusively in a competent courts of London.

13.4 <u>Notices</u>. Except as otherwise provided herein, any notice hereunder shall be in writing and shall be given by registered, certified or express mail, or reliable overnight courier addressed to the Addresses, or by facsimile to the Facsimile Numbers, or by email to the Email Address as defined in **Appendix C**. Notice shall be deemed to be given upon the earlier of actual receipt or three (3) Business Days after it has been sent, properly addressed and with postage prepaid.

13.5 <u>Headings</u>. The headings of sections and subsections of this Agreement are inserted only for the purposes of convenience and they shall not be construed as to affect the scope, meaning or intent of the provisions of this Agreement or any part or portion thereof, nor shall they otherwise be given any legal effect.

13.6 <u>No Waiver</u>. Failure by either of the Parties to enforce any provision of this Agreement will not be deemed a waiver of future enforcement of that or any other provision.

13.7 <u>Severability</u>. If a court of competent jurisdiction finds any provision of this Agreement invalid or unenforceable, such determination will not affect any other provision of this Agreement, and the parties shall negotiate in good faith a replacement provision.

13.8 <u>Counterparts</u>. Any number of counterparts may be executed by the Parties. Each such counterpart shall be deemed to be an original instrument but all such counterparts, taken together, shall constitute one and the same agreement.

13.9 <u>Entire Agreement and Modifications</u>. This Agreement represents the entire understanding between Broker and WL with regard to the subject matter hereof, and supersedes all prior other agreements, instruments, understandings and/or communications between the parties and the parties hereby agree that upon execution of this Agreement all such other agreements, instruments, understandings and/or communications shall become void, null and of no further force and effect. This Agreement may not be and cannot be modified except by a written instrument signed by the parties hereto.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date

| **BROKER** | | **WL** | |
|---|---|---|---|
| Signature: | | Signature: |  |
| Name: | Haim Toledano | Name: | MOSHE SCHARP |
| Title: | | Title: | CEO |
| Date: |  | Date: | 4/12/2010 |

 

## Appendix A - Definitions

| Setup Fees | $50,000 US |
|---|---|
| Territory | Global |
| Minimum Volume | NONE |
| Commencement Date | NONE |

 

## Appendix B – Commercial Terms and Specific Terms

For avoidance of doubt, this Appendix B defines the specific commercial terms between Broker and WL. In cases of any conflict between specific clause in this Appendix B and general clause in the general agreement, the specific clause in Appendix B prevails.
Any capitalized term not defined in this Appendix B will be interpreted as defined in the general agreement.

Additional Definitions:

**"Clearance Costs"** means all fees paid by Broker to 3rd party companies for credit card clearance, money transfers, e-wallet, and any other payment methods including (but not limited to) deposit fees and chargeback fees.

**"Incentives Costs"** means all bonuses and compensations paid by Broker to the End Users as part of the sales process.

**"Hedging Costs"** means the costs paid by Broker for 3rd party liquidity providers for transaction required in the process of risk management against transactions made by End Users.

**"Sales Commissions"** means fees paid by Broker to its sales personal in direct relation to deposits made by End Users.

**"Fraud Costs"** means all costs caused to Broker due to fraud attempts made by End Users.

**"ParagonEX Transaction Costs"** means costs paid to ParagonEX in direct relation to trades made by End Users

Payment Terms:

Fees payable to WL will be paid on a monthly basis on or before the 15th of every month for the preceding month. Fees will be calculated based on a revenue sharing according to the following calculation:

When **Monthly Volume** is lower than **$250 million**, WL will get 30% of the Net P&L generated by Broker on End Users as defined in the general agreement.
When **Monthly Volume** is equal or higher than **$250 million**, WL will get 50% of the Net P&L generated by Broker on End Users as defined in the general agreement.

**"Net P&L"** means P&L minus Hedging Costs minus Incentives Costs minus Clearance Costs minus Sales Commissions minus Fraud Costs minus ParagonEX Transaction Costs.

**"P&L"** means the total losses minus the total gains made by End Users.

| **BROKER** | | **WL** | |
|---|---|---|---|
| Signature: | [signature] | Signature: | [signature] |
| Name: | Haim Toledano | Name: | MOSHE SCHNAPP |
| Title: | TRIPLE 8 LIMITED | Title: | CEO |
| Date: | 4/12/2010 | Date: | 4/12/2010 |

Confidential Broker initials: _______ WL initials: _______ Page | 8

## Appendix C

| Broker | | Triple 8 Limited |
|---|---|---|
| | Address | 31 Evagoras Avenue, Evagoras Complex, 2nd floor, Office 24, Nicosia, P.C. 1066, Cyprus |
| | Phone Number | +357.228.730.68 |
| | Fax Number | +357.220.226.68 |
| | Email Address | arik@paragonex.com |
| WL | | Forex International Trading Corp |
| | Address | 1618 North Fairfax, Los Angeles, CA 90046 |
| | Phone Number | +1.323.822.1750 |
| | Fax Number | +1.323.822.1784 |
| | Email Address | moshe@asholdings.com |